EXHIBIT (a)(15)



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         CORPORATE NEWS
                                  Contacts: Marc A. Grossman
                                            Sr. Vice President -
                                            Corporate Affairs
                                            310-205-4030

                                            Kathy Shepard
                                            Corporate Communications
                                            310-205-7676

                                            Joele Frank
                                            The Abernathy MacGregor Group
                                            212-371-5999

         BEVERLY HILLS, Calif.--(BUSINESS WIRE)--April 21, 1997--Hilton Hotels Corporation [NYSE:HLT], in response to the United States District Court for the District of Nevada denying its motion for a preliminary injunction requiring ITT Corporation to hold its Annual Meeting in May, today issued the following statement from Stephen F. Bollenbach, president and chief executive officer:

            "ITT can run from its shareholders, but it cannot hide. ITT's delay of its Annual Meeting in no way changes the fact that Hilton has put a compelling offer on the table. While it is unfortunate that ITT is denying its shareholders the right to express their views at a May meeting, the company will still have to face its shareholders. We are confident that ITT's shareholders recognize the enormous benefits of a Hilton-ITT combination, and we will continue to seek the earliest opportunity to let the shareholders decide this matter. We are committed to making this transaction a reality, and look forward to taking this matter directly to ITT's shareholders to decide for themselves how best to create value for their investment in ITT."

            At the ITT Annual Meeting, Hilton plans to ask the shareholders of ITT to elect up to 25 Hilton nominees to the board of directors of ITT. The Hilton nominees are expected, subject to their fiduciary duties, to facilitate Hilton's $55-per-share offer to acquire ITT and the proposed Hilton-ITT merger.

            Hilton also plans to ask ITT shareholders to approve resolutions to ask the ITT board to accept the offer and merger, and to repeal any by-law amendments that ITT might adopt before the annual meeting that could interfere with the offer, the merger or the election of Hilton's nominees.

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